UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F             Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____                        No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Angiotech Pharmaceuticals, Inc. announces results for quarter and year ended December 31, 2005.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on the Company’s work; patents liability and other claims asserted against the Company; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  In addition, certain forward-looking statements contained in this report relate to the proposed acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  The closing of the acquisition is subject to the satisfaction of customary closing conditions.  There can be no assurance that the acquisition will close on the expected schedule or that the acquisition will be consummated at all.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date:

March 2, 2006

By

/s/ K. Thomas Bailey

Name:

K. Thomas Bailey

Title:

CFO

Exhibit 1

ANGIOTECH PHARMACEUTICALS, INC. ANNOUNCES RESULTS

FOR THE QUARTER AND YEAR ENDED DECEMBER 31, 2005

VANCOUVER, March 2, 2006 -- Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX: ANP) today announced financial results for the quarter and year ended December 31, 2005.  Amounts, unless specified otherwise, are expressed in U.S. dollars. Financial results are reported under United States generally accepted accounting principles (“U.S. GAAP”) unless otherwise noted.

Certain financial results presented in this press release include non-GAAP measures that exclude certain items.  Adjusted operating net income/loss and adjusted earnings before interest, taxes, depreciation and amortization (“EBITDA”) exclude stock based compensation expense, foreign exchange gains or losses relating to translation of foreign currency cash and investment balances, acquisition related amortization charges, acquired in-process research and development relating to license agreements and acquisitions and other non-recurring items. Adjusted EBITDA also does not include certain litigation expenses related to defending intellectual property. Adjusted operating net income/loss and adjusted EBITDA do not have any standardized meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other issuers.  Management uses non-GAAP or adjusted operating measures to establish operational goals, and believes that these measures may assist investors in analyzing the underlying trends in our business over time.  Investors should consider these non-GAAP measures in addition to, not as a substitute for, or as superior to, financial reporting measures prepared in accordance with GAAP.  We have provided a reconciliation of adjusted operating net income to net income according to GAAP, and have provided a definition and calculation of adjusted EBITDA, in the attached tables.

The following discussion and analysis of results from our operations excludes the financial results from our Dutch subsidiaries (MCTec Holdings BV and MCTec BV) and NeuColl, Inc. which are reported as discontinued operations.  All discussions and analyses pertain to continuing operations only, unless otherwise noted.

CONDENSED FINANCIAL RESULTS

Fourth quarter results

Adjusted operating net income for the quarter ended December 31, 2005 was $11.6 million ($0.14 basic income per common share), compared to adjusted operating net income of $26.4 million ($0.32 basic income per common share) for the same period in the prior year.  The decrease in net income for the quarter ended December 31, 2005 compared to the same period in the prior year was primarily a result of an increase in income tax expense as the Company became fully taxable in 2005, an increase in certain litigation expenditures and a decrease in royalty revenue derived from the sale of paclitaxel-eluting coronary stent systems by our partner Boston Scientific Corporation (“BSC”).  Excluding certain litigation expenses, adjusted basic operating net income per common share for the quarter would have been $0.17.

Under U.S. GAAP, we recorded a net loss from continuing operations of $42.7 million ($0.51 basic loss per common share) for the quarter ended December 31, 2005 compared to net income from continuing operations of $41.9 million ($0.50 basic income per common share) for the same period in the prior year. This decrease was primarily the result of incurring in-process research and development expenses of $54.0 million, an investment write-down of $6.0 million, an increase in income tax expense, increases in certain litigation expenditures and a decrease in royalty revenue derived from the sale of paclitaxel-eluting coronary stent systems.

Cash provided by operating activities for the quarter ended December 31, 2005 was $8.2 million and adjusted EBITDA for the quarter was $20.4 million.

Revenue of $43.8 million for the quarter ended December 31, 2005 included royalty revenue of $39.0 million derived from sales of paclitaxel-eluting coronary stent systems by our partner BSC and other royalty, product and license-related revenue of $4.8 million.

Paclitaxel-eluting coronary stent system related royalties of $39.0 million received during the quarter were derived from $532 million of worldwide paclitaxel-eluting coronary stent net sales, as reported to us by BSC for their third quarter ended September 30, 2005. BSC’s publicly reported worldwide paclitaxel-eluting stent system sales of $601 million included sales of the balloon component of the system for which we do not receive any royalty revenue.  The royalty rate earned in the quarter on net stent sales was 7.9% for sales in the U.S. and 6.2% for sales in other countries.

For the quarter ended December 31, 2005, BSC publicly reported worldwide revenue from sales of paclitaxel-eluting coronary stent systems of $606 million, including the balloon component of the system, of which $398 million was revenue realized from sales of systems in the U.S.  We expect to realize royalties related to BSC’s fourth quarter sales during our first quarter ended March 31, 2006.

Research and development expenditures for the quarter totaled $9.1 million, an increase of $0.4 million as compared to the same quarter in the prior year.  This increase was primarily due to higher external clinical trial costs and costs associated with our new clinical and regulatory office in Virginia, partially offset by a reduction in salaries and benefits expense due to consolidation of research and development activities and lower stock based compensation expense.

Selling, general and administrative expenses for the quarter totaled $9.9 million, an increase of $3.3 million compared to the same quarter in the prior year.  This increase was primarily due to higher professional fees related to certain patent and litigation activities and an increase in the number of employees required to support our growing business.

In-process research and development expense of $54.0 million was incurred during the quarter and is related to previously announced transactions completed during the quarter with CombinatoRx, Incorporated and Afmedica, Inc.  The amounts allocated to the licensed and acquired technologies were written-off, as the technologies were at an early stage of development and had no alternative future use.

Investment and other income increased by $1.1 million compared to the same quarter in the prior year, due to higher cash balances available for investment and improved investment yields.  The investment write-down of $6.0 million related to our investment in CABG Medical, Inc.

Annual results

Adjusted operating net income for the year ended December 31, 2005 was $68.8 million ($0.82 basic income per common share), compared to adjusted operating net income of $52.9 million ($0.63 basic income per common share) for the same period in the prior year.  The increase in net income for the year ended December 31, 2005 compared to the same period in the prior year was primarily a result of higher royalty revenue derived from the sale of paclitaxel-eluting coronary stent systems by our partner BSC, partially offset by increases in operating expenditures and income tax expense as the Company became fully taxable in 2005.  Excluding certain litigation expenses, adjusted basic operating net income per common share for the year would have been $0.91.

Under U.S. GAAP, we recorded net income from continuing operations of $8.4 million ($0.10 basic income per common share) for the year ended December 31, 2005 compared to net income from continuing operations of $53.0 million ($0.63 basic income per common share) for the same period last year. This decrease was primarily due to in-process research and development expenses of $55.0 million, an investment write-down of $6.0 million, income tax expense of $28.1 million and increases in operating expenses, partially offset by an increase in royalty revenue derived from the sale of paclitaxel-eluting coronary stent systems.

Cash provided by operating activities for the year ended December 31, 2005 was $88.9 million and adjusted EBITDA for the year was $114.8 million.

Revenue of $199.6 million for the year ended December 31, 2005 included royalty revenue of $183.6 million derived from sales of paclitaxel-eluting coronary stent systems by our partner BSC and other royalty, product and license-related revenue of $16.0 million.

Research and development expenditures for the year totaled $32.0 million, an increase of $5.3 million when compared to the prior year.  The increase was primarily due to higher patent procurement costs related to patent filing activity, and increases in operating costs due to increased research and development activity.

Selling, general and administrative expenses for the year totaled $37.8 million, an increase of $16.6 million compared to the prior year.  The increase in expenditures was primarily due to higher professional fees related to certain patent and litigation related activities, a one-time cost relating to a European patent opposition proceeding and an increase in salaries and benefits (including stock-based compensation) reflecting the increase in the number of employees required to support our growing business.

In-process research and development expense of $55.0 million was incurred during the year and is related to previously announced transactions with CombinatoRx, Incorporated and Afmedica, Inc. in the fourth quarter, and a license payment made to Poly-Med Inc., in the first quarter pursuant to a milestone being met.

Investment and other income increased by $4.3 million compared to the same quarter in the prior year due to higher cash balances available for investment and improved investment yields.  The investment write-down of $6.0 million related to our investments in CABG Medical, Inc.

SUBSEQUENT EVENTS

Acquisition of American Medical Instruments Holdings, Inc.

On February 1, 2006, we announced that we entered into a definitive agreement to acquire 100% of privately held American Medical Instruments Holdings, Inc. (“AMI”), a leading provider of specialty and single-use medical devices, for cash consideration of $785 million.  The AMI transaction will significantly increase and diversify our revenue base, provide us with global manufacturing, marketing and sales capabilities and provide a portfolio of medical device products that we may combine with our drugs, drug delivery and surface modification materials and other medical biomaterials to create new medical device and pharmaceutical product offerings.  We have $600 million in fully committed term loan facilities and revolving credit facilities, subject to the satisfaction of customary closing conditions, and expect to finance the transaction through a combination of these facilities, cash on hand or other debt financings.  The proposed transaction is expected to close in the second quarter of 2006, and we expect to report our first quarter of combined results when we announce our June 30, 2006 operating and financial results.

PRELIMINARY FULL YEAR 2006 FINANCIAL OUTLOOK

Full Year 2006 – Angiotech Standalone

For the full year ended December 31, 2006, we estimate Angiotech total revenues, excluding the impact of the acquisition of AMI, could range between $197 and $208 million.  These figures are derived based on a United States market share assumption for TAXUS paclitaxel-eluting stents of 50%, and a range of drug-eluting stent total market size in the United States ranging from $3.4 to $3.8 billion.  Our preliminary full year 2006 revenue outlook also includes revenue from other sources of approximately $14 million, and assumed revenue from potential sales of our Vascular Wrap in combination with the Lifespan vascular graft in Europe of approximately $15 million.  Our Vascular Wrap revenue outlook assumes we may achieve a CE mark that would allow us to market and sell this product in the European Union in the latter half of 2006.  It is uncertain as to whether we would receive such approval in 2006, and if we were not to receive such CE mark approval, then we would not expect to achieve the Angiotech standalone total revenue outlook for 2006 as indicated above.

With respect to certain budgeted expenses for 2006, we would expect research expenses to be approximately $23 to $25 million; product development expenses to be approximately $18 to $20 million; and selling, general and administrative expenses, excluding the impact of any potential litigation expenses, to be approximately $21 to $23 million.  Assuming these estimated expense ranges and related assumptions and the TAXUS market share assumptions as indicated above, our diluted adjusted earnings per share could approximate $0.76 to $0.84.

Full Year 2006 – Angiotech/AMI Pro Forma Combined

For the full year 2006, we expect a total pro forma combined revenue range of approximately $390 to $401 million and an adjusted EBITDA range of approximately $151 to $160 million.  These figures are derived based on a United States market share assumption for TAXUS paclitaxel-eluting stents of 50%, a range of drug-eluting stent total market size in the United States ranging from $3.4 to $3.8 billion, and product sales revenue contribution from AMI of approximately $193 million.  Adjusted EBITDA figures exclude the impact of any potential litigation expenses or any other potential one-time or non-recurring items, including potential transaction fees and other expenses related to the AMI acquisition.

Upon closing of the AMI acquisition and completion of the related financing transactions, we will plan to update our 2006 and 2007 financial outlook at our Analyst Day, currently scheduled for May 25, 2006.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Three Months Ended December 31, 2005			Three Months Ended December 31, 2004
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	40,588		40,588	44,818		44,818
Product sales	2,209		2,209	586		586
License fees	1,049	(1,049) a	-	13,954	(13,900) b	54
	43,846	(1,049)	42,797	59,358	(13,900)	45,458
EXPENSES
License and royalty fees	6,405		6,405	8,462	(1,529) b	6,933
Cost of goods sold – product sales	2,550	(208) d	2,342	1,228		1,228
Research and development	9,129	(537) c	8,592	8,693	(630) c	5,744
					(2,319) d
Selling, general and administrative	9,934	(804) c	8,925	6,647	(714) c	5,606
		(205) d			(327) d
Depreciation and amortization	2,921	(2,327) e	594	2,100	(1,345) e	755
In-process research and development	53,957	(53,957) f	-	-		-
	84,896	(58,038)	26,858	27,130	(6,864)	20,266
Operating income (loss)	(41,050)	56,989	15,939	32,228	(7,036)	25,192
Other income (expenses):
Foreign exchange gain	4	(4) g	-	2,239	(2,239) g	-
Investment and other income	2,610		2,610	1,479		1,479
Write-down of investment	(5,967)	5,967 h	-	-		-
	(3,353)	5,963	2,610	3,718	(2,239)	1,479
Income (loss) from continuing operations before income taxes	(44,403)	62,952	18,549	35,946	(9,275)	26,671
Income tax expense (recovery)	(1,683)	8,600 i	6,917	(5,987)	6,229 i	242
Net income (loss) from continuing operations	(42,720)	54,352	11,632	41,933	(15,504)	26,429
Net loss from discontinued operations, net of income taxes	(8,540)	8,540	-	(452)	452	-
Net income (loss) for the period	(51,260)	62,892	11,632	41,481	(15,052)	26,429

Basic net income per common share from continuing operations	(0.51)		0.14	0.50		0.32
Diluted net income per common share from continuing operations	(0.50)		0.14	0.49		0.31
Weighted average shares outstanding (000’s) – basic	84,130		84,130	83,886		83,886
Weighted average shares outstanding (000’s) – diluted	85,505		85,505	85,904		85,904

a.

Non-recurring license fee revenue relating to license agreement with Baxter Healthcare Corporation ($1.0 million) and other license fee revenue.

b.

One-time payment received from Boston Scientific for right to sublicense the paclitaxel-eluting coronary stent technology to third parties, net of license fees due to licensors.

c.

Stock based compensation expense.

d.

Termination costs relating to consolidation activities at Palo Alto facility.

e.

Amortization of acquisition related intangible assets and medical technologies.  For the quarter ended December 31, 2005, adjustments include $1,174,000 and $285,000 for amortization of intangible assets related to the acquisitions of Cohesion Technologies, Inc. (now called Angiotech BioMaterials Corp.) and STS Biopolymers, Inc. (now called Angiotech BioCoatings Corp.) respectively; and $868,000 for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated in 2004.

f.

In-process research and development expense of $30.6 million and $23.4 million related to transactions with CombinatoRx Incorporated and Afmedica, Inc., respectively.

g.

Foreign exchange fluctuations on foreign currency cash balances.

h.

Write-down of investment in CABG Medical, Inc.

i.

Non-recurring tax adjustments and tax effects of adjustments a. through h.

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Unaudited)

(in thousands of U.S.$, except share and per share data)	Year Ended December 31, 2005			Year Ended December 31, 2004
	Reported	Adjustments	Adjusted	Reported	Adjustments	Adjusted
REVENUE
Royalty revenue	189,203		189,203	100,638		100,638
Product sales	5,334		5,334	8,281		8,281
License fees	5,111	(5,014) a	97	17,312	(13,900) b	3,412
	199,648	(5,014)	194,634	126,231	(13,900)	112,331
EXPENSES
License and royalty fees	28,345	(478) a	27,867	18,072	(1,529) b	16,543
Cost of goods sold – product sales	5,653	(415) d	5,238	5,632		5,632
Research and development	31,988	(2,052) c	28,882	26,659	(2,549) c	21,791
		(1,054) d			(2,319) d
Selling, general and administrative	37,837	(3,332) c	29,779	21,180	(2,634) c	18,219
		(1,097) d			(327) d
		(3,629) e
Depreciation and amortization	9,540	(6,983) f	2,557	9,235	(6,322) f	2,913
In-process research and development	54,957	(54,957) g	-	6,375	(6,375) g	-
	168,320	(73,997)	94,323	87,153	(22,055)	65,098
Operating income	31,328	68,983	100,311	39,078	8,155	47,233
Other income (expenses):
Foreign exchange gain	1,092	(1,092) h	-	2,050	(2,050) h	-
Investment and other income	10,006		10,006	5,668		5,668
Write-down of investment	(5,967)	5,967 i	-	-		-
Total other income (expenses)	5,131	4,875	10,006	7,718	(2,050)	5,668
Income from continuing operations before income taxes	36,459	73,858	110,317	46,796	6,105	52,901
Income tax expense (recovery)	28,055	13,423 j	41,478	(6,183)	6,229 j	46
Net income from continuing operations	8,404	60,435	68,839	52,979	(124)	52,855
Net loss from discontinued operations, net of income taxes	(9,591)	9,591	-	(527)	527	-
Net income (loss) for the period	(1,187)	70,026	68,839	52,452	403	52,855

Basic net income per common share from continuing operations	0.10		0.82	0.63		0.63
Diluted net income per common share from continuing operations	0.10		0.80	0.62		0.62
Weighted average shares outstanding (000’s) – basic	84,121		84,121	83,678		83,678
Weighted average shares outstanding (000’s) – diluted	85,724		85,724	85,697		85,697

a.

Non-recurring license fee revenue relating to license agreement with CABG Medical, Inc. ($3.3 million), Broncus Technologies, Inc. ($0.5 million), Baxter Healthcare Corporation ($1.0 million) and other license fee revenue, net of license fees due to licensors.

b.

One-time payment received from Boston Scientific for right to sublicense the paclitaxel-eluting coronary stent technology to third parties, net of license fees due to licensors.

c.

Stock based compensation expense.

d.

Termination costs relating to consolidation activities at Palo Alto facility.

e.

One-time payment to an opposition party in the European patent opposition proceedings.

f.

Amortization of acquisition related intangible assets and medical technologies.  For the year ended December 31, 2005, adjustments include $2.3 million, and $1.1 million for amortization of intangible assets related to the acquisitions of Cohesion Technologies, Inc. (now called Angiotech BioMaterials Corp.) and STS Biopolymers, Inc. (now called Angiotech BioCoatings Corp.) respectively; and $3.5 million for amortization of medical technologies, primarily relating to the $25.0 million license payment made to Cook Incorporated in 2004.

g.

In-process research and development expense of $30.6 million and $23.4 million related to CombinatoRx and Afmedica transactions, respectively and for payment of $1.0 million to Poly-Med, Inc.

h.

Foreign exchange fluctuations on foreign currency cash balances.

i.

Write-down of investment in CABG Medical, Inc.

j.

Non-recurring tax adjustments and tax effects of adjustments a. through i.

ANGIOTECH PHARMACEUTICALS, INC.

CALCULATION OF ADJUSTED EBITDA

(Unaudited)

(in thousands of U.S.$)	Three Months Ended December 31, 2005	Year ended December 31, 2005

Operating income (loss) from continuing operations per GAAP	(41,050)	31,328
Depreciation and amortization	3,054	9,999
EBITDA	(37,996)	41,328
Adjustments:
In-process research and development	53,957	54,957
Stock-based compensation	1,341	5,384
Palo Alto consolidation expenses	413	2,566
Payment relating to European patent opposition	-	3,629
Non-recurring revenue, net of license fees	(1,049)	(4,536)
Litigation expenses	3,704	11,521
Adjusted EBITDA	20,370	114,849

ANGIOTECH PHARMACEUTICALS, INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Unaudited)

As at	December 31,	December 31,
(in thousands of U.S.$)	2005	2004
ASSETS
Cash and short-term investments	195,442	271,484
Other current assets	13,430	21,185
Long-term investments	170,578	71,711
Property and equipment, net	11,042	15,677
Intangible assets, net	45,447	65,246
Goodwill	46,071	33,346
Deferred income taxes	11,350	-
Other assets	1,334	428
	494,694	479,077
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities	27,555	24,369
Deferred revenue – long term portion	1,632	2,000
Deferred leasehold inducement	2,827	2,860
Deferred income taxes	-	8,022
Stockholders’ equity	462,680	441,826
	494,694	479,077

This press release contains the condensed financial statements derived from the consolidated financial statements for the years ended December 31, 2005 and December 31, 2004. If you require a copy of Angiotech's audited consolidated financial statements for the year ended December 31, 2005 or December 31, 2004, please contact the Company or visit our website at www.angiotech.com.

A conference call on Angiotech's Financials will be held on Thursday, March 2, 2006 at 2 PM PST (5 PM EST). The call will be webcast on Angiotech’s website at www.angiotech.com under Investor Relations or by dialling toll-free at 1-866-362-4820 (North America) or 617-597-5345 (International) and entering Access Code 19190201.  A recording of the call will be available until Thursday, March 9, 2006 by calling 1-888-286-8010 (North America) or 617-801-6888 (International) and entering Access Code 32435888.

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both national and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; adverse results or unexpected delays in drug discovery and clinical development processes; failure to obtain patent protection for discoveries; loss of patent protection resulting from third party challenges to our patents; commercialization limitations imposed by patents owned or controlled by third parties; dependence upon strategic alliance partners to develop and commercialize products and services based on the Company’s work; patents liability and other claims asserted against the Company; the requirement for substantial funding to conduct research and development and to expand commercialization activities or consummate acquisitions; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  In addition, certain forward-looking statements contained in this report relate to the proposed acquisition of American Medical Instruments Holdings, Inc. and the related transactions, including the incurrence of approximately $600 million of indebtedness to finance the acquisition.  The closing of the acquisition is subject to the satisfaction of customary closing conditions.  There can be no assurance that the acquisition will close on the expected schedule or that the acquisition will be consummated at all.  There can be no assurance that (i) the operational and other synergies, (ii) the projected or expected financial or commercial benefits, or (iii) the potential for future product sales or product development activities related to the acquisition will be realized in the amounts or times contemplated.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:  Rui Avelar, Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6996

Media:  Colleen Beauregard, Waggener Edstrom Bioscience, (503) 443-7863,

Email: colleenb@wagged.com

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